UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29869 / November 22, 2011

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In the Matter of	:
	:
CITADEL LLC	:
CEIF LLC	:
	:
131 South Dearborn Street	:
Chicago, IL 60603	:
	:
	:
(813-00377)	:
	:

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ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

Citadel LLC and CEIF LLC filed an application on December 10, 2009, and amendments to the application on June 29, 2010, February 17, 2011, October 7, 2011 and October 31, 2011, requesting an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 ("Act") granting an exemption from all provisions of the Act, except section 9 and sections 36 through 53, and the rules and regulations under those sections. With respect to sections 17 and 30 of the Act, and the rules and regulations thereunder, and rule 38a-1 under the Act, the exemption is limited as set forth in the application. The order exempts certain liability companies and other entities ("ESC Funds") formed for the benefit of eligible employees of Citadel LLC and its affiliates from certain provisions of the Act. Each ESC Fund will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act.

On October 27, 2011, a notice of the filing of the application was issued (Investment Company Act Release No. 29851). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by Citadel LLC and CEIF LLC (File No. 813-00377), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary